October 8, 2019

Michael Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
200 Powell Place
Brentwood, TN 37027

       Re: AAC Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 15, 2019
           Form 10-Q for the Period Ended March 31, 2019
           Filed May 13, 2019
           File No.: 001-36643

Dear Mr. Cartwright:

        We issued comments to you on the above captioned filings on August 29, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 23, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology